500 Boylston Street, Boston, Massachusetts  02116-3741
Phone 617-954-4340 / Fax 617-954-7723

May 10, 2010
VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 45 to Registration Statement on Form N-1A for MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732) and Post-Effective Amendment No. 29 to Registration Statement on Form N-1A for MFS Variable Insurance Trust (File Nos. 33-74668; 811-8326) (the “Registration Statements”)

Ladies and Gentlemen:

On behalf of MFS Variable Insurance Trust II (File Nos. 2-83616; 811-3732) and MFS Variable Insurance Trust (File Nos. 33-74168; 811-8326) (the “Registrants”), this letter sets forth our responses to your comments on the Registrants’ Registration Statements filed on February 26, 2010.

General Comments

1.	Comment:	Please file a “Tandy” representation letter in connection with the comment process for the above-referenced Registration Statements.
	Response:	A “Tandy” representation letter will be filed on or before the date hereof.
2.	Comment:	Please make all disclosure changes requested by the staff of the Securities and Exchange Commission on filings for other MFS funds, as appropriate.
	Response:	We will apply disclosure changes made in response to comments from the staff of the Securities and Exchange Commission on filings for other MFS funds as appropriate.

Securities and Exchange Commission
May 10, 2010

Prospectus
3.	Comment:	Please make the class name more prominent on the cover page.
	Response:	We will make the requested change.
4.	Comment:	Please include a sentence in the introduction to the fee table that states that if insurance charges were included, expenses would be higher.
	Response:	We will add the following sentence to the introduction to the fee table:
If the fees and expenses imposed by the investment vehicle through which an investment in the fund is made were included, your expenses would be higher.
5.	Comment:
With respect to the fee table for MFS Technology Portfolio, please either delete the reference to dividend and interest expense on securities sold short and its related footnote or confirm that pursuant to Instruction 3(c)(iii) to Item 3 that interest and dividend expense on securities sold short are one of the three largest subcategories of other expenses.  If dividend and interest expense on securities sold short are one of the three largest subcategories, please include a total for other expenses pursuant to Item 3(c)(iii) to Item 3.

	Response:	We will delete the reference to interest and dividend expense on securities sold short in the fee table for MFS Technology Portfolio.
6.	Comment:
Pursuant to Instruction 3(f)(i), please confirm that no fund has fees and expenses incurred indirectly as a result of investment in shares of one or more acquired funds greater than one basis point of average net assets of the fund.

	Response:	No fund has fees and expenses incurred indirectly as a result of investment in shares of one or more acquired funds greater than one basis point of average net assets of the fund.
7.	Comment:
For funds that show the impact of a management fee waiver or expense reimbursement arrangement in the fee table, please modify the caption of the fee table to more clearly state that it reflects the impact of the management fee waiver or expense reimbursement arrangement.

	Response:	We will modify the caption of the fee table as follows:
Total Annual Fund Operating Expenses After Fee Reductions and/or Expense Reimbursements

Securities and Exchange Commission
May 10, 2010

8.	Comment:
Please confirm that management fee waivers and expense reimbursement arrangements are reflected in the fee table only if the management fee waiver or expense reimbursement arrangement is expected to continue for at least a year and impacts the fund’s expenses shown in the fee table.

Response:
Management fee waivers and expense reimbursement arrangements are reflected in the fee table only if the management fee waiver or expense reimbursement arrangement is expected to continue for at least a year and impacts the fund’s expenses shown in the fee table.

9.	Comment:	Please disclose how long you expect management fee waivers and expense reimbursement arrangements to continue if they cannot be changed without a shareholder vote.
	Response:	For management fee waivers and expense reimbursement arrangements that cannot be changed without a shareholder vote, we will add the following disclosure to the footnote to the fee table:
This [expense limitation/reduction] is expected to continue indefinitely.
10.	Comment:	Please confirm that the written agreement referred to for management fee waivers and expense reimbursement arrangements is contractual.
	Response:	The written agreement referred to for management fee waivers and expense reimbursement arrangements is contractual.
11.	Comment:	Please delete the phrase “(unless otherwise indicated)” in the introduction to the expense example.
	Response:	We will make the requested change.
12.	Comment:	Please delete the phrase “and may result in higher taxes when shares are held in a taxable account” in the portfolio turnover disclosure.
	Response:	We will make the requested change.

Securities and Exchange Commission
May 10, 2010

13.	Comment:	Please include in the summary section a principal risk for each principal strategy and include a principal strategy for each principal risk.
Response:
We do not believe that under the requirements of Form N-1A, each principal risk is required to correspond to a principal strategy or that each principal strategy is required to correspond to a principal risk.  For example, we believe that counterparty risk could be a principal risk of a fund, but that there is no corresponding principal strategy because counterparty risk can be associated with several different strategies.  Similarly, leveraging is included as a principal risk of a fund because leveraging can result from certain transactions the fund enters into even if leveraging is not a principal strategy of such fund.  Therefore, we have associated principal strategies with principal risks in the summary section, where appropriate, but respectfully decline to include in the summary section a principal risk for each principal strategy and include a principal strategy for each principal risk.

14.	Comment:	Please do not use investment jargon but use everyday words. For example, please explain the terms bottom-up, fundamental, market depth, and long and short positions in the summary section.
	Response:	Response: We will modify our disclosure as follows to either explain more fully the above-referenced investment terms or delete the reference to such investment terms:

Foreign and Emerging Markets Risk: Exposure to foreign markets, especially emerging markets, through issuers or currencies can involve additional risks relating to market, economic, political, regulatory, geopolitical, or other conditions. These factors can make foreign investments, especially those in emerging markets, more volatile and less liquid than U.S. investments. In addition, foreign markets can react differently to these conditions than the U.S. market. Emerging markets can have less developed markets and less developed legal, regulatory, and accounting systems and greater political, social, and economic instability than developed markets.
Derivatives Risk:  Derivatives can be used to take both long and short positions (i.e., the value of a derivative can be positively or negatively related to the value of the underlying indicator(s) on which the derivative is based). Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s). Gains or losses from derivatives can be substantially greater than the derivatives’ original cost and can involve leverage.

MFS uses a bottom-up approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers.  Factors considered may include analysis of earnings, cash flows, competitive position, and management ability. Quantitative models that systematically evaluate these and other factors may also be considered.

Securities and Exchange Commission
May 10, 2010

15.	Comment:	Please provide more detailed information in the summary section about how the portfolio manager decides which securities to buy and sell.
Response:
For equity funds that primarily rely on bottom-up, fundamental analysis, we will modify our disclosure as follows:

MFS uses a bottom-up approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers.  Factors considered may include analysis of earnings, cash flows, competitive position, and management ability. Quantitative models that systematically evaluate these and other factors may also be considered.

For other funds that have different approaches to security selection (e.g., bond funds), we will make comparable changes.

16.	Comment:	Please verify that the principal investment risk disclosure in the summary section is appropriate, as it appears to be the same across many of the Funds.
	Response:	We believe that the principal investment risk disclosure accurately describes the principal risks of investing in each fund.
17.	Comment:	Please provide a definition for foreign securities in the summary section.
Response:
We are not aware of any requirement of Form N-1A to define foreign securities in a prospectus, and we believe that investors generally understand what a foreign security is.  Please note the SAI contains the following disclosure which generally describes how we determine what country an issuer of a security is economically tied to:

Country Location. The issuer of a security or other investment is generally deemed to be economically tied to a particular country if: (a) the security or other investment is issued or guaranteed by the government of that country or any of its agencies, authorities or instrumentalities; (b) the issuer is organized under the laws of, and maintains a principal office in, that country; (c) the issuer has its principal securities trading market in that country; (d) the issuer derives 50% or more of its total revenues from goods sold or services performed in that country; (e) the issuer has 50% or more of its assets in that country; (f) the issuer is included in an index which is representative of that country; or (g) the issuer is exposed to the economic fortunes and risks of that country.

Securities and Exchange Commission
May 10, 2010

18.	Comment:	Please disclose in the summary section whether derivatives are included for purposes of any percentage tests.
	Response:	We do not include derivatives for purposes of a percentage test if the disclosure describing the percentage test excludes derivatives.
19.	Comment:	Please provide in the summary section a definition of market capitalization with respect to the funds that “generally focus” on a particular market capitalization.
Response:
We are not aware of any legal requirement to include the requested disclosure where a fund’s name does not suggest a focus on investments in securities of issuers in a certain capitalization range.  Therefore, we respectfully decline to modify our disclosure.   Please note that where a fund’s name suggests a focus on investments in issuers in a certain capitalization range, a definition is included.

20.	Comment:
Please identify active and frequent trading in the summary section as a principal investment strategy of a fund if a fund’s portfolio turnover in the last fiscal year was greater than 100% or is expected to be greater than 100% in the next year.

Response:
We respectfully decline to identify active and frequent trading as a principal investment strategy of any fund.  We do not believe that active and frequent trading is a principal investment strategy of any of our funds.  For all funds, we disclose the risk of active and frequent trading, disclose the fund’s portfolio turnover rate in the last fiscal year in the summary section, and note that a higher portfolio turnover rate may indicate higher transaction costs.

21.	Comment:
Please supplement the lower quality bond disclosure in the summary section to identify that lower quality bonds are commonly called junk bonds, may already be in default, and involve speculative characteristics.

Response:
We will modify our principal risk disclosure for lower quality debt instruments in the summary section as follows:

Lower quality debt instruments (commonly referred to as “high yield securities” or “junk bonds”) can involve a substantially greater risk of default or can already be in default, and their values can decline significantly. Lower quality debt instruments are regarded as having predominantly speculative characteristics.  Lower quality debt instruments tend to be more sensitive to adverse news about the issuer, or the market or economy in general, than higher quality debt instruments.

Securities and Exchange Commission
May 10, 2010

22.	Comment:	Please delete the bank legend if the funds are not sold through depository institutions.
	Response:	Insurance products that use the funds may be sold through depository institutions so we will retain the bank legend.
23.	Comment:	Please clarify the risk of inflation-adjusted debt instruments in the summary section.
Response:
We will modify our inflation-adjusting risk disclosure as follows:

Inflation-Adjusting Risk:  Interest payments on inflation-adjusted debt instruments can be unpredictable and vary based on the level of inflation.  If inflation is negative, principal and income can both decline.

24.	Comment:	Please describe in more detail the effect of liquidity risk and its consequences in the summary section.
Response:
We believe the following liquidity disclosure already included in the summary section appropriately describes the effect of liquidity risk and its consequences:
Liquidity Risk:  It may not be possible to sell certain investments, types of investments, and/or segments of the market at any particular time or at an acceptable price.

25.	Comment:
Please shorten the disclosure describing each fund’s commencement of operations date and how performance is calculated for service class shares if initial class shares were offered prior to service class shares and move such disclosure to the introduction to the performance table.

Response:
Pursuant to a comment received from staff of the U.S. Securities and Exchange Commission with respect to our retail funds, we have deleted the relevant disclosure from the summary section and included it in the non-summary section of the statutory prospectus.

26.	Comment:	Please shorten the disclosure describing the impact of insurance charges on performance.
Response:
We will modify the disclosure describing the impact of insurance charges on performance to read as follows:

If the fees and expenses imposed by the investment vehicle through which an investment in the fund is made were included, they would reduce the returns shown.

Securities and Exchange Commission
May 10, 2010

27.	Comment:	All website references should include “www.”
	Response:	We respectfully decline to add “www.” to all mfs.com references as it is not necessary to enter “www.” to get to mfs.com.
28.	Comment:	Please modify the captions in the performance table to reflect the captions in Item 4 of Form N-1A.
	Response:	We will modify our captions in the performance table to more closely follow the captions listed in Item 4 of Form N-1A.
29.	Comment:	For funds that provide a life of fund performance number, please move the fund’s inception date from a footnote to the column heading.
	Response:	We will modify the disclosure as requested.
30.	Comment:	Pursuant to Instruction 2(b) to Item 4 of Form N-1A, please disclose how any additional index is relevant.
Response:
Instruction 2(b) to Item 4 of Form N-1A requires that if an additional index is used, you must disclose information about the additional index. We have included disclosure about the additional index for each prospectus which includes more than one index.

31.	Comment:	With respect to funds which disclose multiple additional indices, please confirm that these additional indices are appropriate.
	Response:	With respect to funds which disclose multiple additional indices, we believe the additional indices are appropriate.
32.	Comment:	Pursuant to Instruction 2 to Item 5, please limit the number of portfolio managers disclosed to five.
Response:
With respect to funds managed by a group, Instruction 2 to Item 5 permits the number of portfolio managers disclosed to be limited to the five with the most significant responsibility for the day-to-day management of the fund.  However, Instruction 2 to Item 5 does not require the number of portfolio managers disclosed be limited to five.  Therefore, we respectfully decline to modify our disclosure.

Securities and Exchange Commission
May 10, 2010

33.	Comment:	Please modify the financial intermediary compensation disclosure in the summary section to more closely follow the sample in Item 8 to Form N-1A and to be easier-to-understand.
Response:
We will modify the disclosure as follows:

Payments to Financial Intermediaries
If you purchase the fund through an insurance company, plan sponsor, broker-dealer or other financial intermediary, the fund, MFS, and its affiliates may make payments to insurance companies, plan sponsors, other financial intermediaries, and all of their affiliates for distribution and/or other services. These payments may create a conflict of interest for the insurance company, plan sponsor, or other financial intermediary to include the fund as an investment option in their product or to recommend the fund over another investment option. Ask your financial intermediary, insurance company, or plan sponsor, or visit your financial intermediary's or insurance company's Web site, for more information.

Item 8 explicitly states that a fund may modify the sample contained in Item 8 if the modified statement contains comparable information.  We believe our disclosure is comparable to the sample provided in Item 8.

34.	Comment:	Please disclose whether you will provide any advance notice of a change to a fund’s investment objective.
Response:
We are not aware of any requirement under Form N-1A to disclose whether we will provide any advance notice of a change to a fund’s investment objective. Therefore, we respectfully decline to modify our disclosure.

35.	Comment:	Please verify that the principal investment strategy and principal investment risk disclosure is appropriate, as it appears to be the same across many of the funds.
Response:
We believe that the investment strategy disclosure accurately describes the investment strategy for each fund and how MFS selects securities for each fund.  Where appropriate, the security selection disclosure is different to reflect differences in how securities are selected for a fund.  We also believe that the principal investment risk disclosure accurately describes the principal risks of investing in each fund.

36.	Comment:	Please add an introductory sentence to the discussion of principal investment types.
	Response:	We will make the requested change.

Securities and Exchange Commission
May 10, 2010

37.	Comment:
Please explain why the following sentence in “Interest Rate Risk” in the May 1, 2009, prospectuses was deleted.

In response to an interest rate decline, instruments that provide the issuer with the right to call or redeem the instrument prior to maturity may be called or redeemed, resulting in the reinvestment of proceeds in other investments at a lower interest rate.

Response:
The sentence was deleted because it is covered in the following “Prepayment/Extension Risk” section:

Prepayment/Extension Risk:  Many types of debt instruments, including mortgage-backed securities, asset-backed securities, certain corporate bonds, and municipal housing bonds, are subject to the risk of prepayment and/or extension. Prepayment occurs when unscheduled payments of principal are made or the instrument is called or redeemed prior to an instrument’s maturity. When interest rates decline or for other reasons, these debt instruments may be repaid more quickly than expected. As a result, the holder of the debt instrument may not be able to reinvest the proceeds at the same interest rate, reducing the potential for gain. When interest rates increase or for other reasons, these debt instruments may be repaid more slowly than expected. As a result, the maturity of the debt instrument is extended, increasing the potential for loss. In addition, prepayment rates are difficult to predict and the potential impact of prepayment on the price of a debt instrument depends on the terms of the instrument.

38.	Comment:
Please identify active and frequent trading as a principal investment risk of a fund if a fund’s portfolio turnover in the last fiscal year was greater than 100% or is expected to be greater than 100% in the next year.

Response:
We respectfully decline to identify active and frequent trading as a principal investment risk of a fund.  For all funds, we disclose the risk of active and frequent trading, disclose the fund’s portfolio turnover rate in the last fiscal year in the summary section, and note that a higher portfolio turnover rate may indicate higher transactions costs.

Securities and Exchange Commission
May 10, 2010

39.	Comment:
Please consider describing the types of investments in which each fund may investment for defensive purposes and clarify that the temporary defensive position must be in response to adverse market, economic, political or other conditions.

Response:
We will clarify that the temporary defensive position must be in response to adverse market, economic, political or other conditions in the prospectus.  Pursuant to Item 9 and Item 16 of Form N-1A, we have included the following disclosure in the “Temporary Defensive Positions” subsection of “Appendix H-Investment Strategies and Risks” in the Statement of Additional Information:

MFS may invest a large portion or all of a Fund’s assets in cash (including foreign currency) or cash equivalents, including, but not limited to, obligations of banks (including certificates of deposit, bankers’ acceptances, time deposits and repurchase agreements), commercial paper, short-term notes, U.S. Government Securities and related repurchase agreements.

We believe the current location of the disclosure satisfies the requirements of Item 16 of Form N-1A.  We therefore respectfully decline to move the location of the disclosure to the prospectuses.

40.	Comment:
With respect to the disclosure of a fund’s effective management fee rate, please confirm that for a fund with an investment advisory agreement with breakpoints, if the effective management fee rate for the past fiscal year is the highest rate under the investment advisory agreement, the breakpoints have not been applied due to the fund’s asset levels.

	Response:	We confirm that this is the case in all instances.
41.	Comment:	Please provide a link to where portfolio holdings are available rather than instructions as to how to find them on mfs.com.
Response:
Instruction 3(b) to Item 16 of Form N-1A requires that the prospectus disclose either the location on the website where the portfolio holdings information is available or a prominent hyperlink or series of hyperlinks to where the portfolio holdings information is available.  We believe our disclosure complies with Instruction 3(b) to Item 16 and therefore respectfully decline to modify our disclosure.

Securities and Exchange Commission
May 10, 2010

42.	Comment:
Please confirm that you will file pursuant to 485(a) under the Securities Act of 1933 any post-effective amendments that amend disclosure relating to the fund’s ability to modify the elements of its portfolio holdings web posting policy disclosed under “Disclosure of Portfolio Holdings” or relating to its ability to reserve certain rights disclosed under “Reservation of Rights.”

	Response:	We will file changes to these sections pursuant to Rule 485(a) so long as filing pursuant to Rule 485(b) is not permitted.
43.	Comment:	Please provide the Staff with the citation for MFS’ mixed and shared funding exemptive order. Please also explain who qualifies as an “eligible investor.”

Securities and Exchange Commission
May 10, 2010

Response:
The citation for MFS’ mixed and shared funding exemptive order is as follows: Order Granting Exemptions to MFS Variable Insurance Trust, Release No. IC-20498 (August 24, 1994) (the “Order”).

As explained in the first paragraph of the section entitled “Description of Share Classes,” eligible investors of the funds include separate accounts established by life insurance companies to support variable annuity and variable life insurance contracts, qualified pension and retirement plans and any other person or plan permitted to hold shares of the Trust pursuant to applicable regulations issued by the Department of the Treasury without impairing the ability of life insurance companies to satisfy the diversification requirements of Section 817(h) of the Internal Revenue Code (collectively, the “817(h) permitted investors”).

Please note that in our application, we requested exemptive relief (on behalf of separate accounts supporting variable life insurance contracts) from Sections 9(a), 13(a), 15(a) and 15(b) of the Investment Company Act of 1940 (the “Act”) and Rules 6e-2(b)(15) and 6e-3(T) under the Act (collectively, the “Affected Provisions”).  The Commission approved our request, and the Order provided, among other things, relief from the Affected Provisions in instances where shares of any investment company for which MFS serves as investment advisor are held by variable annuity and variable life insurance contracts and qualified pension and retirement plans.  Although the Order does not explicitly provide relief from the Affected Provisions if shares of the funds are held by other Section 817(h) permitted investors (e.g., the funds’ investment adviser for seed capital purposes, an insurance company general account for seed capital purposes, and funds-of-funds), we believe that an explicit reference to other Section 817(h) permitted investors is not necessary.  Although in our application we requested relief from Sections 13(a), 15(a) and 15(b), we have not relied on the Order for relief from these provisions of the Act, nor do we believe that these provisions prohibit the sale of the funds to Section 817(h) permitted investors.  Likewise, we have not relied on the Order for relief from Section 9(a) of the Act or Rules 6e-2(b)(15) and 6e-3(T) under the Act.  We believe that the cost and burden for the funds and MFS to request an amendment to our Order to explicitly grant relief from the Affected Provisions if shares of the funds are held by other Section 817(h) permitted investors would not be justified in light of the lack of need for the relief being sought.  We note that the Investment Company Institute in a March 6, 2008 letter to the Staff described some of its concerns with respect to the mixed and shared funding regulatory regime and urged the Commission to explicitly state in an interpretive letter that exemptive relief is not required for a fund that serves as an investment vehicle for variable annuity and variable life insurance contracts to offer its shares to other Section 817(h) permitted investors.

44.	Comment:	Please consider moving the disclosure discussing valuing the fund’s investments to the section that describes how to purchase, redeem and exchange shares.
Response:
We are not aware of any requirement under Form N-1A that requires the valuation disclosure to accompany the purchase and redemption disclosure.  We therefore respectfully decline to move the valuation disclosure.

45.	Comment:	Please add the phrase “subject to applicable rules, laws, and regulations” in the “Reservation of Rights” section.
	Response:	We will make the requested change.
46.	Comment:	In the “Potential Conflicts” section, please change “intends to” to “will.”
	Response:	We will make the requested change.
47.	Comment:
In the “Board Resolutions” section, please add the effective date of the rescission of the board resolutions and disclose a description of the resolutions and an explanation of the impact of the rescission of the resolutions.

Response:
We will disclose the effective date of the rescission of the resolutions.  In accordance with the terms of the Assurance of Discontinuance entered into between MFS and the Attorney General of the State of New York (AoD), MFS is required to disclose the Board’s decision to rescind certain governance resolutions adopted in connection with the AoD.  MFS does not believe the disclosure is required under Form N-1A nor is it material (we have never disclosed any specifics about the governance resolutions and the Board has adopted alternative governance procedures that it believes reflect best practices in the mutual fund industry).  We only include disclosure about the rescission of the resolutions to technically comply with the terms of the AoD.  Therefore, we respectfully decline to add more detailed disclosure about the resolutions.

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5843.

Sincerely,

BRIAN E. LANGENFELD
Brian E. Langenfeld
Assistant Secretary